Carolina Bank Holdings, Inc.

101 North Spring Street

Greensboro, North Carolina 27401

December 18, 2014

VIA EDGAR

Mr. Todd Schiffman

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, DC 20549

Re:	Carolina Bank Holdings, Inc.
Form 10-K for the fiscal year ended December 31, 2013
Filed March 21, 2014
File No. 000-31877

Dear Mr. Schiffman:

We have received your letter dated December 5, 2014 regarding the above-referenced filing of Carolina Bank Holdings, Inc., Greensboro, North Carolina (the “Registrant”) pursuant to the Securities Exchange Act of 1934 (the “Exchange Act”).

The numbered paragraphs below correspond to those in your letter dated December 5, 2014.

1.	The Registrant will clarify in future filings that all loans made by its commercial bank subsidiary, Carolina Bank (the “Bank”), were made in the ordinary course of business and on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable loans with persons not related to the lender.

2.	The Registrant could have included disclosure in its Annual Report on Form 10-K for the fiscal year ended December 31, 2012 that all loans were made in the ordinary course of business and on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable loans with persons not related to the lender. The Registrant’s proxy statements for the 2013 and 2012 annual meetings of shareholders included the following disclosure, which the Registrant believed met the requirements of Item 404(a) of Regulation S-K and which was incorporated by reference into the Registrant’s Annual Reports on Form 10-K for the fiscal years ended December 31, 2013 and 2012, respectively:

U.S. Securities and Exchange Commission

December 18, 2014

Transactions with Management

The Bank has had, and expects to have in the future, banking transactions in the ordinary course of business with certain of the Company’s and the Bank’s directors and executive officers and their associates. All loans included in such transactions were made on substantially the same terms, including interest rates, repayment terms and collateral, as those prevailing at the time for comparable transactions with other persons, and do not involve more than the normal risk of collectibility or present other unfavorable features.

Loans made by the Bank to directors and executive officers are subject to the requirements of Regulation O of the Board of Governors of the Federal Reserve System. Regulation O requires, among other things, prior approval of the Board of Directors with any “interested director” not participating, dollar limitations on amounts of certain loans and prohibits any favorable treatment being extended to any director or executive officer in any of the Bank’s lending matters.

In connection with the above responses, the Registrant acknowledges the following:

•	It is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to any filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance in helping the Registrant to enhance the disclosure contained in its filings under the Exchange Act.

Please feel free to contact me at (336) 286-8746 if you have any questions or concerns.

Respectfully,

/s/ T. Allen Liles
T. Allen Liles
Executive Vice President and
Chief Financial Officer
Carolina Bank Holdings, Inc.

cc: Todd H. Eveson, Esq.